EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Supplementary Report - Realization of Undertaking to Provide Credit to the Company

Further to the description in the chapter containing a description of the Company’s business affairs in its 2015 periodic report regarding the receipt of undertakings by banking and institutional entities to provide credit to the Company in 2016-2017, and further to the Company’s immediate report of April 2, 2015 and the supplementary report to that report dated May 6, 2015 in the same matter, an immediate supplementary report is hereby provided that credit in the amount of NIS 900 million was provided to the Company on June 1, 2016, in accordance with the undertakings provided by banking entities (the “Credit”).

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.